Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: November 3, 2021

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On November 3, 2021, Banco Inter S.A., a Brazilian corporation (“Inter”), filed the protocol and merger justification with the Brazilian Exchange Commission (“CVM”) in connection with the transaction to transfer the shareholder base of Inter to Inter Platform, Inc. (“Inter Platform”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translation into English of the above-mentioned document is attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter Platform may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate , project , anticipate , plan , believe , may , expectation , anticipate , intend , planned , potential , could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

Exhibit I

PROTOCOL AND JUSTIFICATION FOR THE TAKEOVER OF

BANCO INTER S.A. SHARES BY INTER HOLDING FINANCEIRA S.A.

The directors of the companies described below, as well as the respective companies:

BANCO INTER S.A., a financial institution and publicly traded company with authorized capital and shares accepted for trading under the Corporate Governance Level-2 regulations of B3 S.A. –Brasil, Bolsa, Balcão ("B3"), registered on the Ministry of the Economy National Register of Legal Entities ("CNPJ") under no. 00.416.968/0001-01, headquartered at Avenida Barbacena, n.º 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP (zip code) 30190-131, Brazil, whose corporate purpose is to engage in general banking activities, including foreign exchange and holdings in other companies as a quotaholder or shareholder ("Inter").

INTER HOLDING FINANCEIRA S.A., a privately held, unlisted company registered on the CNPJ under no. 39.903.325/0001-10, headquartered at Avenida Barão Homem de Melo, no. 2.222, 5º andar, Sala 502, Bairro Estoril, in the city of Belo Horizonte, state of Minas Gerais, CEP 30.494-080, Brazil, whose corporate purpose is holding equity interests in financial institutions and whose only asset as of the date hereof is an equity interest in Inter ("HoldFin" and, jointly with Inter, the "Companies").

INTER PLATFORM, INC., a company incorporated under the laws of the Cayman Islands, registered on the CNPJ under no. 42.737.954/0001-21, with registered address at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, whose corporate purpose is holding equity interests in financial institutions and whose only current asset is an equity interest in HoldFin ("Inter Platform").

Resolve, for the reasons and for the purposes detailed below, pursuant to Articles 224 and 225 of Law no. 6404/76 ("Corporations Act" [Lei das Sociedades por Ações]) and to the material fact notices issued on May 24, 2021 and October 7, 2021, to sign this protocol and justification instrument ("Merger of Shares Protocol and Justification"), to allow for the corporate reorganization of Inter with a view to migrating its shareholder base to Inter Platform, which shares will be listed on the Nasdaq, a United States' stock exchange, through the steps listed below ("Corporate Reorganization").

1.	REASONS OR PURPOSES AND COMPANIES' INTEREST IN THE CORPORATE REORGANIZATION, AND APPROVAL OF THE CORPORATE REORGANIZATION

1.1.	Reasons or Purposes and Interest of the Companies

Inter is a publicly traded company that has been listed on the B3 since 2018. In recent years, Inter has evolved its business model from one of a digital bank to one involving a complete ecosystem, with five business "avenues": day-to-day banking, investments, insurance, shopping and credit. These avenues complement and feed back into one another. Thus, through its corporate reorganization proposal, Inter seeks to join these “avenues” below a single platform through which it may obtain global reach, connecting all companies in its financial group.

The consolidation of Inter's business platform its part of Inter’s expansion strategy and long-term plans, which aim to allow the expansion of Inter’s operations onto the international market, enabling it to continuously expand its customer base and consolidate its position as a digital platform for financial and non-financial services alike.

The primary benefits of the Corporate Reorganization are listed below:

•	strengthening Inter’s position as a global technology company in the financial sector, increasing our competitiveness against other digital banking companies and e-commerce platforms,

•	allowing access to new markets and opportunities to accelerate Inter’s internationalization plan, permitting the future increase and diversification of customers, services and products,

•	allowing easier access to global capital markets through a more efficient capital structure, increasing funding and growth capabilities in all business units,

•	potential diversification of investors, increasing the liquidity of securities and making Inter a more attractive investment, and

•	allowing access to potential international opportunities in connection with the mergers and acquisitions or acquisitions of strategic assets.

Banco Inter is subject to regulation from the Central Bank of Brazil, which requires it to have a definite controlling shareholder, as provided by the applicable regulation. The Corporate Reorganization (i) will not result in a change of control and (ii) will ensure no dilution of economic rights to other shareholders immediately after the conclusion of the Proposed Transaction.

The increase in the voting power of our controlling shareholder, through the Class B Shares which have multiple votes, will allow us to do future equity offerings without affecting our control structure, thus allowing us to potentially benefit from the effects listed above, which we believe compensate for the voting power dilution of Banco Inter Shareholders.

1.2.	Approval of the Corporate Reorganization

Subject to the terms and conditions of this Merger of Shares Protocol and Justification, the Companies' boards of directors, subject to the agreement of the Companies' general shareholder meetings, shall approve the Corporate Reorganization and submit to the Companies' shareholders the Corporate Reorganization proposal as detailed below. Once the Corporate Reorganization is completed.

2.	DESCRIPTION OF THE CORPORATE REORGANIZATION

2.1.	Steps in the Corporate Reorganization

2.1.1.  The Corporate Reorganization aims to transfer the shareholder base of Inter to Inter Platform, which will result in the listing of Inter Platform shares on Nasdaq in the United States and in the trading of BDRs backed by shares issued by Inter Platform in the B3. After the Corporate Reorganization, Inter’s shares will not be listed in the B3, which BDRs and Inter Platform shares will be traded as described below.

2.1.2.  The Corporate Reorganization will comprise the following steps, all interdependent and linked, completion of which will be subject to the applicable corporate approvals and verification that the Conditions Precedent (as defined below) have been fulfilled. The Corporate Reorganization steps must be coordinated to ensure that the following occurs, preferably on the same date:

(a)	Merger of Shares. The incorporation of all Inter shares by HoldFin ("Merger of Shares") at their book value. HoldFin will then issue to holders of ordinary and preferred Inter shares and units ("Inter Shareholders") one of two classes of HoldFin mandatorily-redeemable preferred shares: (i) one class which is redeemable to be delivered to Inter Shareholders that elect the BDR Option and another class to be delivered to Inter Shareholders that elect the Cash-Out (as defined below) ("Redeemable PNs"), (ii) whereby one (1) Redeemable PN issued by HoldFin will be delivered for every three (3) ordinary and/or preferred shares issued by Inter, that is, 0.33333 Redeemable PN will be delievered for each 1 (one) Inter common or preferred share, and one (1) Redeemable PN issued by HoldFin will be delivered for every one (1) Inter unit, and (iii) after the Corporate Reorganization is complete, Inter will maintain its own legal personality and assets, with no legal succession; and (iv) the amount of Redeemable PNs can be adjusted as provided in Items 9.1 to 9.3.

(b)	Redemption. On the same date, subsequent to and interdependent with the Merger of Shares, all Redeemable PNs will be redeemed via delivery to Inter Shareholders, alternatively and at the sole discretion of each Inter Shareholder ("Redemption"), of the following:

(i)      Level-1 Brazilian depository receipts (BDRs), issued pursuant to CVM Instruction no. 332, of April 4, 2000, as amended, backed by Inter Platform Class A Shares ("BDRs" and "BDR Options"), whereby the BDRs may be canceled by their holder at any time to receive Class A Shares directly, by notifying B3 through their respective brokers, pursuant to B3 regulations. Each Redeemable PN will be redeemed by the delivery of 1 (one) BDR; or

(ii)     The amount of BRL 45.84 (forty-eight reais and eighty-four cents) for each Redeemable PN, corresponding to three times the financial value of Inter's preference and/or ordinary shares, determined under the terms of a Cash-Out Appraisal Report (as defined below) and determined as such due to the exchange ratio set forth in (a) above ("Cash-Out Option").

2.1.3.        Once redeemed, the Redeemable PNs issued by HoldFin will be canceled against its capital reserves and/or profits. The Redeemable PNs will have full voting rights, capital reimbursement priority in the event of liquidation, without a premium, and be automatically redeemed upon completion of the Corporate Reorganization, without the need for a special meeting.

2.1.4.        Inter Platform's capital structure will have two (2) share classes, namely:

(a)	Class A Shares, which will grant the right to one (1) vote per share and will be listed for trading on the Nasdaq, a stock exchange in the United States of America ("Class A Shares"); and

(b)	Class B shares, which will grant ten (10) votes per share, will be exclusively held by Inter's indirect controlling shareholder and the controller of Inter Platform, and will not be listed on the Nasdaq or on any other organized market ("Class B Shares").

2.1.5.        Class A Shares and Class B Shares will have the same financial rights.

2.1.6.        Further details about Inter Platform and the rights of holders of Class A Shares and BDRs will be described in the documents convening Inter's Extraordinary General Meeting to approve the Corporate Reorganization—to be held on November 25, 2021 at 10 am ("Reorganization EGM").

2.2.	BDR Option; Level-1 BDR Program

2.2.1. Inter Shareholders who wish to directly hold Class A Shares after receiving Class-A-Share-backed BDRs may cancel the latter at any time and receive Class A Shares by notifying B3 through their respective brokers, pursuant to B3 regulations.

2.2.2. Inter Platform has filed applications to register a sponsored Level-1 BDR program with the CVM and for the listing of Class-A-Share-backed BDRs with the B3, with Banco Bradesco S.A. as the depositary institution, as follows:

(a)	On July 16, 2021, B3 granted the application for the listing of Class-A-Share-backed BDRs; and

(b)	On October 29, 2021, the CVM has granted the application to register the sponsored Level-1 BDR program. In any case, granting of the registration by CVM is subject to Inter being registered as a publicly traded, category-A company with the CVM for at least 12 (twelve) months following completion of the Corporate Reorganization.

2.2.3. Inter Shareholders will be timely informed about the BDR-delivery procedures through an announcement to shareholders.

2.3.	Cash-Out Option; Funding for the Cash-Out

2.3.1. The value to be disbursed, for each Redeemable PN in the context of the Cash-Out Option, will be BRL 45.84 (forty-eight reais and eighty-four cents), as determined by the Cash-Out Appraisal Report (as defined below), which settled upon an amount of BRL 15.28 (fifteen reais and twenty-eight cents) per ordinary and/or preference share that shall be paid to Inter Shareholders that elect the Cash-Out Option ("Cash-Out Option Amount").

2.3.2. Inter Shareholders who wish to opt for the Cash-Out Option, within five (5) business days from the date of the Reorganization EGM, between November 26 and December 2, 2021 ("Option Period"):

(a)	For shareholders whose shares are held in custody by a custodian associated with the B3: must exercise the aforementioned option through B3's own system. This involves contacting the institution where the shares are held in custody to determine what procedures this institution requires; or

(b)	For shareholders whose shares are registered directly with Banco Bradesco S.A., the bookkeeper responsible for the shares issued by Inter (including units): must comply with the procedures that Inter will timely disclose, through a notice to shareholders, with respect to the receipt of the Cash-Out Option.

2.3.4. Inter recommends that all of its shareholders that have shares registered directly in a deposit account with the depositary institution responsible for the bookkeeping of Inter Shares transfer, before the Reorganization EGM, their shares to a custody account of a broker agent admitted to B3.

2.3.5. To finance the Cash-Out, HoldFin will use resources from a financing to be obtained by HoldFin from one or more financial institutions, in the amount of up to R$2.000.000.000,00 (two billion reais), which shall be formalized before the Reorganization EGM, in accordance with the expected terms in Schedule 2.3.5 (“Cash-Out Financing”).

2.4.	Option Period; Manifestation of Shareholders; Trading Rules for Cash-Out Option and BDR Option

2.4.1. The Option Period has been determined (i) to ensure that Inter Shareholders have sufficient time after the Reorganization EGM to make their decision, based on the documents disclosed by Inter on this date within the scope of the Reorganization EGM management proposal; and (ii) to determine after the Reorganization EGM whether or not the Conditions Precedent, as defined below, has been met, in order to allow for the necessary Cash-Out procedures.

2.4.2. During the Option Period, Inter Shareholders that have chosen the Cash-Out Option may switch to the BDR Option and vice-versa, if such an option is made available by the shareholder's custodian. Prior to its decision, each Inter Shareholder should enter in contact with the entity which custodies its shares to determine the applicable procedures.

2.4.3. At the end of the Option Period there will be no option to switch the election made:

(a)	Inter Shareholders chose the BDR Option can trade their Inter shares up to effective closing of the Corporate Reorganization, when the delivery of the BDRs will occur; and

(b)	Inter Shareholders that chose the Cash-Out Option cannot trade their Inter shares and, with the closing of the Corporate Reorganization, will receive the payment of the corresponding Cash-Out amount.

2.4.4. Any Inter Shareholder who does not choose an option within the Option Period, does not follow the procedures to be disclosed by Inter for the exercise of the available options or does not exercise their Withdrawal Rights, as defined below, will receive the BDR Option.

3.	CONDITIONS FOR COMPLETING THE CORPORATE REORGANIZATION

3.1. Completion of the Corporate Reorganization is subject to the following conditions precedent (“Conditions Precedent”):

(a)	Approval of the Reorganization EGM by the Brazilian Central Bank;

(b)	Inter Shareholder approval of the Corporate Reorganization at the Reorganization EGM;

(c)	HoldFin shareholder approval of the Corporate Reorganization until and including the Reorganization EGM;

(d)	(i) A declaration by the Securities and Exchange Commission (SEC) that the registration statement submitted to the SEC by Inter Platform and currently under review by the SEC is effective; (ii) no order that suspends such effectiveness was issued and (iii) no related proceedings have been commenced or threatened by the SEC;

(e)	Approval to list the Class A Shares on the Nasdaq;

(f)	Entering into the Cash-Out Financing up until the date of the Reorganization EGM; and

(g)	Verification that the total amount to be disbursed for the Cash-Out Option payment will not exceed BRL 2,000,000,000.00 (two billion reais), which condition may be waived by HoldFin and Inter following a determination of the board of directors of Inter that this waiver is reasonable and is in the best interest of Banco Inter and Banco Inter Shareholders.

If the Conditions Precedent are not satisfied or waived, as applicable, the Corporate Reorganization will not happen and any deliberation or any action take in connection with the Corporate Reorganization will not be effective, preserving the status quo ante of Inter, HoldFin and Inter Platform.

4.	SWAP RATIOS, APPRAISERS AND APPRAISAL REPORTS

4.1.	Swap Ratios

4.1.1. After the Corporate Reorganization, each holder of ordinary or preference Inter shares, including holders of units, will maintain the same proportional holding of Inter Platform's share capital that they held in the share capital of Inter immediately before the Corporate Reorganization was completed, except for the purposes of the Cash-Out Option payment and reimbursement for the exercise of Withdrawal Rights—as defined below—to shareholders who choose this option.

4.1.2. As a result of the Merger of Shares, Inter Shareholders will be issued Redeemable PNs issued by HoldFin, all nominative and with no par value, as a swap for the ordinary and preference Inter shares they own. Considering the criteria for the quotation of the shares in the period described in the Cash-Out Appraisal Report, which results in the same exchange ratio as if it the book value of Inter and HoldFin shares in the Base Date (defined below) was adopted, every three (3) ordinary and/or preference Inter shares will correspond to one (1) Redeemable PN issued by HoldFin, that is, 0.33333 Redeemable PN will be delivered for every one Inter common or preferred share, and every one (1) Inter unit will correspond to one (1) Redeemable PN issued by HoldFin ("Merger of Shares Swap Ratio").

4.1.3. Every one (1) Redeemable PN issued by HoldFin will in turn be entitled to receive:

(a)	One (1) BDR, whereby every BDR will be backed by one (1) Class A Share; or

(b)	BRL 45.84 (forty-five reais and eighty-four cents), corresponding to the Cash-Out Option amount, which will be subject to indexing at the Interbank Deposit Certificate rate from the date of the Reorganization EGM that approves the reorganization to the effective payment date.

4.1.4. The Merger of Shares Swap Ratio was calculated based on the market price of Inter’s shares and in such way so that Inter Shareholders can maintain the same proportional share capital holding in Inter Platform that they held in Inter's share capital, immediately after completion of the Corporate Reorganization, except for the purposes of the Cash-Out Option payment and reimbursement for the exercise of Withdrawal Rights—as defined below—to shareholders who choose this option.

4.1.5. Additionally, the 264 Appraisal Report (as defined below) was prepared to, as comparison, calculate the ratio applicable to swapping Inter shares for HoldFin shares, with the two equity values being appraised according to the same criteria and on the Base Date, based on the discounted cash flow. According to the 264 Appraisal Report (as defined below), using the methodology of the discounted cash flow on the Base Date and pursuant to Article 8, paragraph II, of CVM Instruction 565: (a) Inter is valued at BRL 47.196 billion; and (b) HoldFin is valued at BRL 14.869 billion.

4.1.6. Thus, (a) application of the theoretical share swap ratio based on such comparative criteria would result in the exchange of three (3) Inter shares (preference or ordinary) for one (1) Redeemable PN share issued by HoldFin, which is equivalent to the Merger of Shares Swap Ratio, (b) as such, the option provided by Article 264, §3, of the Corporations Act is not available for opposing Inter Shareholders, and, thus, (c) the value payable to those who elect the Withdrawal Rights will be calculated considering the book value per common share.

4.1.7. Any fractions of BDRs arising from the Merger of Shares, followed by the redemption and delivery of the BDRs, shall be grouped into whole numbers to be sold on B3's spot market once the Corporate Reorganization is complete, under the terms of the shareholder notice to be issued by Inter. The amounts earned in this sale will be made available net of fees to the former Inter Shareholders who hold the respective fractions, proportionally to their holding in each share sold. No additional cash or shares (including BDRs) will be paid by Inter Platform to Inter Shareholders that elect the BDR Option. The value of the aforementioned sale of fractional securities may be lower than the value of the Cash-Out Option.

4.2.	Appraisers, Auditor and Appraisal Report

4.2.1. The independent members of Inter's board independently met and recommended to Inter’s board the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., headquartered at Avenida Francisco Matarazzo 1.400, Torre Torino, city of São Paulo, state of São Paulo, registered on the CNPJ under no. 05.487.514/0001-37("PwC" or "Appraiser"), to prepare a single appraisal report containing the appraisals below in compliance with the official letter 141/2021-DIE issued by B3 on April 12, 2021 (“B3 Official Letter”). All of the members of Inter’s board approved unanimously and without restrictions, the hiring of PwC to draft the appraisal report containing the following appraisals:

(a)	The value of the shares issued by Inter, based on their financial value, determined based on the share price calculated as per the volume-weighted average of the average daily price of each of Inter’s shares in the 30-day (thirty-day) period ending on October 27, 2021 (from September 28 to October 27, 2021), pursuant to item 10.1 of the B3 Level-2 Regulation and according to the parameters of CVM Instruction no. 361, of March 5, 2002, as amended, whereby the value indicated will be considered for the Cash-Out Option payment within the scope of the Redemption of the Redeemable PNs ("Cash-Out Appraisal Report"); and

(b)	The value of the shares issued by Inter and HoldFin, having appraised the two equity values based on the discounted cash flow methodology, on the calculated on June 30, 2021 ("Base Date"), to compare the swap ratio, pursuant to Article 264, of the Corporations Act, and of Article 8, paragraph II, of CVM Instruction 565, of June 15, 2015, as amended ("CVMI 565") ("264 Appraisal Report").

4.2.2. The Cash-Out Appraisal Report was submitted to prior and explicit approval by B3, that issued the official letter B3 1,371/2021-SLS, dated as of October 18, 2021, stating that the Cash-Out Appraisal Report fully complied with the requirements set forth in the B3 Official Letter.

4.2.3. In addition, at a meeting held on September 13, 2021, the independent members of Inter’s board in a separate meeting evaluated and ultimately recommended that Inter’s board approve and all of the members of the board unanimously approved without restriction, the hiring of KPMG Auditores Independentes Ltda, headquartered at Rua Arquiteto Olavo Redig de Campos, 105, 6º andar, torre A, São Paulo, SP, CEP 04711-904, registered on the CNPJ under no. 57.755.217/0001-29 ("KPMG" or "Auditor"), to: (a) prepare an appraisal report on the value of the shares issued by Inter to be taken over by HoldFin, within the scope of the Merger of Shares, based on the net book equity value of the Inter shares, on the Base Date, in order to verify the HoldFin capital increase, pursuant to Article 252 of the Corporations Act ("Merger of Shares Appraisal Report"); and (b) to prepare the reasonable assurance report on Inter's pro forma financial information, taking into account the Corporate Reorganization, on the Base Date, pursuant to Article 7 of CVMI 565, both of which shall be included in the Reorganization EGM's management proposal.

4.2.4. The Appraisal Reports calculated:

(a)	The amount of BRL 15.28 (fifteen reais and twenty-eight cents) corresponding to the financial value per preference and/or ordinary Inter share, based on the share price in the period indicated and as calculated by the Cash-Out Appraisal Report;

(b)	The comparative share swap ratio, based on the discounted cash flow method, of three (3) Inter shares for one (1) HoldFin share, which is the same as calculated on the basis of the Merger of Shares Swap Ratio; and

(c)	The amount of BRL 3.35, corresponding to the net book equity value per preference and/or ordinary Inter share on the Base Date, as calculated by the Merger of Shares Appraisal Report.

4.2.5. Approval of the Appraisal Reports:

(a) The appointments of PwC and KPMG, as well as the Cash-Out Appraisal Report, the 264 Appraisal Report and the Merger of Shares Appraisal Report will be submitted for ratification at the Reorganization EGM, subject to the resolution quorums described below.

(b) The Cash-Out Appraisal Report was submitted for prior appraisal and approval by the B3, which issued Official Letter B3 1.371/2021-SLS, dated October 18, 2021, stating that the Cash-Out Appraisal Report met the requirements established by the B3 Official Letter.

4.2.6. Verification of No Conflicts of Interest

(a) The Auditor and the Appraiser expressly declare that: (a) there are no conflicts of interest or shared interests, current or potential, with the Companies' shareholders or with regard to the Merger of Shares; and (b) the Companies' shareholders or directors have not directed, limited, hindered or performed any acts that have or may have compromised access to, the use of or knowledge of information, assets, documents or work methods relevant to the quality of the Auditor's and Appraiser's conclusions. The Auditor and the Appraiser were selected, among others, for their tasks based on the broad and renowned experience they possess in the preparation of reports and appraisals of this nature.

4.2.8. Inter shall bear all the costs related to the hiring of PwC and KPMG to prepare the Appraisal Reports.

4.3.	Book Value of Inter and HoldFin

4.3.1. The Merger of Shares and the SoftBank Capitalization (defined below) will result in an increase of R$5,921,828,496.00 (five billion, nine hundred and twenty-one million, eight hundred and twenty eight thousand and four hundred and ninety-six reais) in the equity of HoldFin, with the issuance of up to 589,294,101 (five hundred and eighty-nine million, two hundred and four thousand and a hundred and one) Redeemable PNs, value equivalent to the shares to be incorporated, pursuant to the Merger of Shares Report, of which: (i) up to R$589,294,101.00 (five hundred and nine million, two hundred and ninety-four thousand and one hundred and one reais) will be directed to increase in share capital and (ii) the remainder will be directed to the formation of capital reserves.

4.3.2. Between the date herein and the closing of the Merger of Shares:

(a) Inter’s share capital will be increased to reflect the calculations of the Early Vesting of Inter’s Plans (defined below) in the amount of R$29,155,416.00 (twenty-nine million, a hundred and five thousand and four hundred and sixteen reais), with the issuance of up to 14,932,443 (fourteen million, nine hundred and thirty-two thousand and four hundred and forty-three reais) preferred shares and up to 7,466,221 (seven million, four hundred and sixty-six thousand and two hundred and twenty-one) common shares.

(b) HoldFin’s share capital will be increased to reflect: (i) the capitalization into HoldFin by SBLA of Inter shares it indirectly held at book value and in consideration for the issuance of common shares of HoldFin which shares are equal to the HoldFin shares held by the controlling shareholder, and (ii) the capitalization into HoldFin by Inter Platform of Inter Platform shares at book value, to allow for the satisfaction of the BDR Option in consideration of Redeemable PNs (“SoftBank Capitalization”).

4.3.3. Except for the effects of the election of Withdrawal Rights and Item 4.3.2(a) above, there will be no modification in the share capital of Inter, nor in its amount of outstanding shares.

4.3.4. Any patrimonial variations after the Base Date will be accounted for and reflected in the companies in which they occur.

5.	CORPORATE APPROVALS

5.1. The Corporate Reorganization, including the Merger of Shares, will depend on the holding of:

(a)	A separate meeting for the independent members of the Inter board, convened solely to assess the terms and conditions of the Corporate Reorganization and to issue their recommendation to the members of the Inter board;

(b)	A meeting of the members of the Inter board, to be convened solely to decide on the terms and conditions of the Corporate Reorganization and to convene the Reorganization EGM;

(c)	The Extraordinary Shareholders’ Meeting of HoldFin, to ratify the execution of this agreement and, through a bylaw amendment, approve the creation of Redeemable PNs;

(d)	A Reorganization EGM, to be called shortly after the signing of this instrument, to decide on the following agenda items (described here in summary form): (i) ratification of the hiring of PwC to prepare the Cash-Out Appraisal Report and the 264 Appraisal Report, (ii) ratification of the hiring of KPMG to prepare the Merger of Shares Appraisal Report; (iii) approval of the Cash-Out Appraisal Report, the 264 Appraisal Report and the Merger of Shares Appraisal Report; (iv) approval of this Merger of Shares Protocol and Justification; (v) approval of the Merger of Shares, with Inter’s exit of B3’s level 2 corporate governance segment; (vi) suppression, pursuant to the B3 Official Letter, of Article 52, paragraph seven, of Inter’s bylaws, which provides for the the public offering of Inter shares provided for in item 11.3 of the B3 Corporate Governance Level 2 regulations; and (vii) authorization by Inter's directors of the subscription of the new shares to be issued by HoldFin on behalf of Inter Shareholders;

(e)	A HoldFin EGM to decide on the following agenda items (described here in summary form): (i) ratification of the hiring of KPMG to prepare the Merger of Shares Appraisal Report; (ii) approval of the Merger of Shares Appraisal Report; (iii) approval of this Merger of Shares Protocol and Justification; (iv) approval of the Merger of Shares in the context of the Corporate Reorganization; and (v) approval of the Redemption;

(f)	Meeting of Inter’s board to deliberate on the satisfaction of the Conditions Precedent and acceleration of Inter’s Plans (defined below); and

(g)	HoldFin’s Extraordinary General Shareholders’ Meeting to deliberate the satisfaction of the Conditions Precedent and the share capital increase due to the Merger of Shares.

5.2. Pursuant to the B3 Official Letter, the quorums for the Reorganization EGM are as follows:

(a) In the first call:

No	Deliberation	Quórum	Required Votes((1)
(i)	ratification of the hiring of PwC to prepare the Cash-Out Appraisal Report and the 264 Appraisal Report	2/3 of Inter’s share capital, as long as at least 20% of Inter’s float is present	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(ii)	ratification of the hiring of KPMG to prepare the Merger of Shares Appraisal Report	2/3 of Inter’s share capital	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act

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No	Deliberation	Quórum	Required Votes((1)
(iii)	approval of the Cash-Out Appraisal Report, the 264 Appraisal Report and the Merger of Shares Appraisal Report	2/3 of Inter’s share capital	Majority of shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(iv)	approval of this Merger of Shares Protocol and Justification	2/3 of Inter’s share capital	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(v)	approval of the Merger of Shares, with Inter’s exit of B3’s level 2 corporate governance segment	2/3 of Inter’s share capital	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(vi)	suppression, pursuant to the B3 Official Letter, of Article 52, paragraph seven, of Inter’s bylaws, which provides for the the public offering of Inter shares provided for in item 11.3 of the B3 Corporate Governance Level 2 regulations	2/3 of Inter’s share capital	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter)
(vii)	authorization by Inter's directors of the subscription of the new shares to be issued by HoldFin	2/3 of Inter’s share capital	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act

(1) Pursuant to B3 Official Letter, shares of Inter’s controlling shareholder and releted persons will not be counted for the required votes.

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(a) In the second call:

No	Deliberation	Quórum	Required Votes((1)
(i)	ratification of the hiring of PwC to prepare the Cash-Out Appraisal Report and the 264 Appraisal Report	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(ii)	ratification of the hiring of KPMG to prepare the Merger of Shares Appraisal Report	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(iii)	approval of the Cash-Out Appraisal Report, the 264 Appraisal Report and the Merger of Shares Appraisal Report	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(iv)	approval of this Merger of Shares Protocol and Justification	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act
(v)	approval of the Merger of Shares, with Inter’s exit of B3’s level 2 corporate governance segment	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act

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No	Deliberation	Quórum	Required Votes((1)
(vi)	suppression, pursuant to the B3 Official Letter, of Article 52, paragraph seven, of Inter’s bylaws, which provides for the the public offering of Inter shares provided for in item 11.3 of the B3 Corporate Governance Level 2 regulations	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter)
(vii)	authorization by Inter's directors of the subscription of the new shares to be issued by HoldFin	Any number of outstanding shares	Majority of outstanding shares present in the Reorganization EGM (pursuant to the B3 Official Letter) and in compliance with article 252 of the Corporations Act

(1) Pursuant to B3 Official Letter, shares of Inter’s controlling shareholder and releted persons will not be counted for the required votes.

5.3. Outstanding shares are the common or preferred shares of Inter, except those (i) held by Inter’s controlling shareholders (as indicated in Inter’s Reference Form), (ii) held by persons related to Inter’s controlling shareholders, including the shareholder SoftBank (as indicated in the B3 Official Letter), (iii) held by Inter’s directors and officers and (iv) held in treasury .

6.	WITHDRAWAL RIGHTS

6.1. Pursuant to Article 252(2) of the Corporations Act, the Merger of Shares shall give Withdrawal Rights: (a) to Inter Shareholders who have held only ordinary shares (including those deemed units) (Inter preferred shares are deemed to have market liquidity and be dispersed among a sufficient number of shareholders, pursuant to Article 137, II, of the Corporations Act), continuously since the close of trading on May 24, 2021 (the date of the first material fact regarding the Corporate Reorganization) and who (i) do not vote in favor of the Corporate Reorganization or (ii) abstain from voting; and (b) to be exercised within 30 days from publication of the minutes of the Reorganization EGM ("Withdrawal Right"). For ordinary shares that comprise units, exercise of the Withdrawal Right shall imply cancellation by the dissenting shareholder, pursuant to the Corporations Act, of the corresponding unit and payment of the reimbursement only in relation to the respective underlying ordinary share.

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6.2. Pursuant to Article 45 of the Corporations Act, the amount payable as reimbursement for the value of the shares shall be equivalent to the book value of the net equity of ordinary Inter shares on December 31, 2020, in accordance with Inter's financial statements approved at the general shareholders meeting of April 28, 2021. This amount is BRL 3.65 (three reais and sixty-five cents) per share ("12.31.2020 Book Value NE").

6.3. For comparative purposes, Inter prepared a special balance sheet, with a Base Date of September 30, 2021, which determined the book value net equity on the aforementioned Base Date as R$3.31 (three reais and thirty-one cents), an amount lower than the 31.12.2020 Book Value NE.

6.4. Therefore, Inter will use the greater of the two amounts for reimbursement purposes; that is, BRL 3.65 (three reais and sixty-five cents) per share.

7.	REMUNERATION PLANS BASED ON INTER SHARES

7.1. Inter has stock option plans for its shares or units approved at the general shareholder meetings held on February 24, 2012 ("Plan II"), September 30, 2016 ("Plan III") and February 5, 2018 ("Plan IV" and, together with Plans II and III, the "Inter Plans"). Inter intends to anticipate the vesting of certina Inter Plans which, if fully converted to Inter shares, would result, in an increase of Inter’s share capital (as of before the Reorganization EGM), in the amount of R$29,155,416.00 (twenty-nine million, one hundred and fifty-five thousand and four hundred and sixteen reais), with the issuance of up to 14,932,443 (fourteen million, nine hundred and thirty-two thousand and four hundred and forty-three reais) preferred shares and 7,466,221 (seven million, four hundred and sixty-six thousand and two hundred and twenty-one) common shares to the beneficiaries of the Inter Plans. The shares acquired by such persons will be subject to lock-up for the remainder of the vesting period, as originally provided by Inter’s Plans.

7.2. Inter intends, after the closing of the Corporate Reorganization, migrate Inter’s Plans and/or create new long-term incentive plans on Inter Platform’s level, which plans will be established based on the usual premises used by Inter to retain its executives, as well as within the dilution percentage usually adopted by Inter, equivalent to 4% of the share capital.

7.3. If a beneficiary of the Inter Plans is no longer employed by Inter after the Merger of Shares, the provisions of the agreements originally entered into by Inter and the respective beneficiaries shall apply.

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8.	SUBMITTING THE CORPORATE REORGANIZATION TO BRAZILIAN OR FOREIGN AUTHORITIES

8.1. Given that this is an Corporate Reorganization between companies of the same group, the Corporate Reorganization does not need to be submitted to any Brazilian or foreign anti-trust authorities for approval.

8.2. Completion of the Corporate Reorganization is subject to satisfaction of the Conditions Precedent.

9.	TAX AND OTHER COVENANTS

9.1. To allow for the calculation of any capital gains, Inter Shareholders that do not reside in Brazil shall: (i) complete and electronically deliver to HoldFin, directly or through its custody agents, and in accordance with procedure to be disclosed in an announcement to shareholders (“Collection Procedures”), the form attached to the material fact to be disclosed, containing information about the acquisition cost of Inter Shares of its holders, as well as data regarding fiscal residency.

9.2. HoldFin will use the information delivered as above to calculate the capital gains. Inter shareholders shall be liable for the truthfulness of the information they provided.

9.3. HoldFin, pursuant to the applicable law and regulation set forth by the Brazilian internal revenue services: (i) will consider to be zero the acquisition cost of Inter Share to Inter Shareholders that do not reside in Brazil and that do not provide the information in compliance with the procedures described above, (ii) will apply the rate of 25% to capital gains of Inter Shareholders that do not reside in Brazil and that do not provide the information about their residency or fiscal domicile and, if such shareholders do not observe the Collection Procedures, (iii) will issue Redeemable PNs to be redeemed with the Cash-Out Value, which value HoldFin will automatically use to pay any taxes due In the context of the BDR Option, thus reducing the number of Redeemable PNs to be redeemed with BDRs. The Companies are not liable in any circumstance to Inter Shareholders that do not reside in Brazil for any adjustment or any restitution for values paid above the required amount.

9.4. The events described in this Merger of Shares Protocol and Justification, as well as any other matters submitted to shareholders of the Companies at general meetings that resolve on the Merger of Shares Protocol and Justification, are mutually dependent legal negotiations, whereby one negotiation has no effect without the others having likewise.

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9.5. The Companies and their respective managements undertake to comply with all the terms in this Merger of Shares Protocol and Justification, and their respective directors are authorized to take such measures as necessary to implement the Corporate Reorganization.

10.	GENERAL PROVISIONS

10.1. Except as otherwise provided for in this Merger of Shares Protocol and Justification, the costs and expenses incurred as part of the Corporate Reorganization shall be borne by Inter, including expenses related to the fees of their respective advisors, auditors, appraisers and attorneys.

10.2. Inter and HoldFin management have engaged the advisory services of internationally renowned investment banks to assist their respective boards with an informed decision-making process regarding the financial parameters of the Corporate Reorganization. These financial institutions have not indicated that there are any impediments or conflicts affecting their performance of this work.

10.3. This Merger of Shares Protocol and Justification may only be amended by means of a written instrument signed by the parties.

10.4. No declarations by a court of the invalidity or ineffectiveness of any of the covenants in this Merger of Shares Protocol and Justification shall affect the validity and effectiveness of any of the others, which shall be complied with in full, the Companies being bound to use their best efforts to adapt validly in order to obtain the same outcomes from any covenant that is rendered invalid or ineffective.

10.5. The failure or delay by any of the Companies to exercise any of their rights under this Merger of Shares Protocol and Justification shall not be deemed a waiver or novation and shall not affect the subsequent exercise of the rights in question. Waivers shall only be effective where specifically granted in writing.

10.6. This Merger of Shares Protocol and Justification is irrevocable and irreversible, and the obligations assumed by the Companies are also binding on their successors of any type.

10.7. The assignment of any of the rights and obligations agreed to in this Merger of Shares Protocol and Justification is prohibited without the prior and express written consent of the Companies.

10.8. The parties and two witnesses execute this Merger of Shares Protocol and Justification electronically, so that the parties express declare and agree, for the purposes of Article 10(2) of Provisional Decree no. 2200-2, of August 24, 2001, that their electronic signatures are binding and effective and confer authenticity, integrity and legal validity to the document hereby signed, making this Merger of Shares Protocol and Justification an extrajudicially enforceable document for all legal purposes.

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11.	APPLICABLE LAW AND DISPUTE RESOLUTION

11.1. This Merger of Shares Protocol and Justification shall be governed by and interpreted in accordance with Brazilian law.

11.2. Any disputes arising between the parties as a result of this Merger of Shares Protocol and Justification or related thereto shall be resolved definitively by arbitration, conducted by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) instituted by B3 ("Market Arbitration Chamber"), pursuant to the arbitration regulations of this institution in force when arbitration commences. Where any matter is not covered by the Market Arbitration Chamber regulations, the parties agree to also apply the provisions of Law no. 9307/1996.

11.3. The arbitration tribunal will comprise three (3) arbitrators ("Arbitration Tribunal"), to be appointed in accordance with the arbitration regulations of the Market Arbitration Chamber. None of the arbitrators to be appointed need be part of arbitration staff of the Market Arbitration Chamber, as permitted by Law 9307/96.

11.4. The arbitration shall take place in the city of São Paulo, state of São Paulo, Brazil, where the arbitration award shall be handed down. The arbitration shall be conducted in Portuguese.

11.5. The arbitrators must deliberate based on the applicable Brazilian legislation, and equity rulings (based on conscience and "perceptions" of justice) are prohibited.

11.6. The arbitration proceedings and any documents and information disclosed in connection with the arbitration shall be confidential.

11.7. The arbitration award shall be final and binding on the parties and their successors, and the parties waive any right of appeal. Each party has the right to appeal to the Judiciary to (i) commence arbitration proceedings; (ii) obtain injunctions for the protection or conservation of rights, prior to the commencement of arbitration, if necessary, including for the execution of any measure that includes specific execution pursuant to Article 118(3) of the Corporations Act, whereby no such action shall be deemed a waiver of arbitration as the sole means of dispute resolution chosen by the parties; (iii) to execute any decision of the Arbitration Tribunal, including the arbitration award; (iv) take the legal measures in Law no. 9307/1996, including any action to seek the annulment of the arbitration award when permitted by law; or (v) execute this Merger of Shares Protocol and Justification as an extrajudicially enforceable document. The Arbitration Tribunal, when constituted, shall consider any injunctions or specific measures submitted for the consideration of the Judiciary in the aforementioned cases, but is free to maintain or amend the Judiciary's decision. For all legal measures provided for herein, the parties choose the jurisdiction of the city of Belo Horizonte, in the state of Minas Gerais, to the exception of any other, regardless of its applicability, except where the measures set forth in item (iii) are executed. Such measures may be brought in any competent jurisdiction.

11.8. The cost of arbitration shall be paid in accordance with the arbitration regulations of the Market Arbitration Chamber. Responsibility for these costs, including administration fees; the fees of arbitrators, experts and technical assistants; and contractual attorneys' fees, shall be defined by the Arbitration Tribunal in its award.

11.9. The parties hereby declare themselves bound by this arbitration clause and undertake to participate in any arbitration proposed, insofar as it relates to this instrument, and to comply with the arbitration award.

And, in witness whereof, the directors of the Companies sign this Merger of Shares Protocol and Justification together with the witnesses below.

Belo Horizonte (MG), October 31, 2021.

[remainder of page intentionally blank]

Signature page 1 of 4 of the Protocol and Justification for the Takeover of Banco Inter S.A. Shares by Inter Holding Financeira S.A. concluded on October 31, 2021

Banco Inter S.A.

By:	By:
Position:	Position:

Signature page 2 of 4 of the Protocol and Justification for the Takeover of Banco Inter S.A. Shares by Inter Holding Financeira S.A. concluded on October 31, 2021

Inter Holding Financeira S.A.

By:	By:
Position:	Position:

Signature page 3 of 4 of the Protocol and Justification for the Takeover of Banco Inter S.A. Shares by Inter Holding Financeira S.A. concluded on October 31, 2021

Inter Platform, INC.

By:	By:
Position:	Position:

Signature page 4 of 4 of the Protocol and Justification for the Takeover of Banco Inter S.A. Shares by Inter Holding Financeira S.A. concluded on October 31, 2021

Witnesses

1.	2.

Name:	Name:
RG (ID no.):	RG:
CPF (Tax ID):	CPF:

Schedule 2.3.4

HoldFin is negotiating with Brazilian financial institutions the final terms of a debt financing to pay the Cash-Out up to the limit described in Item 3.1(f). We expect HoldFin to pay a commitment fee not exceeding 0.2% per year of the commitment amount and a structuring fee not exceeding 0.75% of the commitment amount.

The expected key terms of the Cash Redemption Financing are summarized below:

Maximum Amount	R$2.0 billion

Issuer	HoldFin

Debt Instrument	Debentures or other debt instrument to be issued by HoldFin

Maturity	15 months from funding

Mandatory Early Redemption (cash sweep)	Liquidity events, including from equity contribution on HoldFin or Inter Platform, or capital reduction of other distributions from Banco Inter

Interest Rate	DI Rate + 1.97%

Principal and Interest payments	Bullet on the maturity date

The Cash-Out financing will be unsecured obligations of HoldFin.